UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MORPHOSYS AG
(Name of Subject Company (Issuer))
NOVARTIS BIDCO AG
an indirect wholly owned subsidiary of
NOVARTIS AG
(Name of Filing Persons (Offerors))
Ordinary Shares, no Par Value
(Title of Class of Securities)
617760202
(CUSIP Number of Class of Securities)
Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Novartis BidCo AG, a stock corporation organized under the laws of Switzerland (the “Bidder”) and an indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Novartis”), and (ii) Novartis. This Schedule TO relates to the public delisting purchase offer by the Bidder for all no-par value bearer shares (including the shares represented by American Depository Shares), not directly held by Novartis BidCo Germany AG, in MorphoSys AG (“MorphoSys Shares”), a stock corporation established under the laws of Germany (“MorphoSys”), at an offer price of EUR 68.00 per MorphoSys Share in cash, pursuant to the final terms and provisions set forth in the offer document for the delisting purchase offer, dated July 4, 2024, a copy of which is filed herewith as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer Document”) and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(E) (together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Delisting Purchase Offer”).
Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes to the Offer Document, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer Document.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer Document entitled “Summary of the Offer” (Section 3) is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)    Name and Address.   The name of the subject company and the issuer of the securities to which this Schedule TO relates is MorphoSys AG, a stock corporation established under the laws of Germany. MorphoSys’ principal executive offices are located at Semmelweisstraße 7, 82152 Planegg, Germany. MorphoSys’ telephone number at such address is +49 89-89927-0.
(b)    Securities.   This Schedule TO relates to the Delisting Purchase Offer by the Bidder to purchase all outstanding MorphoSys Shares not directly held by Novartis BidCo Germany AG. MorphoSys has advised Novartis that, as of the close of business on July 4, 2024, 37,655,137 shares were issued and outstanding. The information set forth on the cover page and in the section of the Offer Document entitled “Capital structure” (Section 7.2) is incorporated herein by reference.
(c)    Trading Market and Price.   The information concerning the principal market in which the MorphoSys Shares are traded, and certain high and low sales prices for the MorphoSys Shares in that principal market, is set forth in the section of the Offer Document entitled “Registered share capital, significant shareholders, historic stock exchange prices, Authorized and Conditional Capital” (Section 7.2.1) and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)-(c)   Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.   This Schedule TO is filed by Novartis and the Bidder. The information set forth in the sections of the Offer Document entitled “Legal basis of the Delisting Purchase Offer” (Section 1.1), “Summary of the Offer” (Section 3) and “Description of the Bidder, its Shareholder Structure, and Novartis” (Section 6) is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i)-(viii), (x)-(xii)    Material Terms.   The information set forth in the Offer Document is incorporated herein by reference.
(a)(1)(ix)   Not applicable.
(a)(2)   Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)   Transactions.   The information set forth in the sections of the Offer Document entitled “MorphoSys Shares currently held by the Bidder or by persons acting jointly with the Bidder and their subsidiaries; attribution of voting rights” (Section 6.6), “Information about securities transactions” (Section 6.7), “Other relevant transactions” (Section 6.9), “Chronicle of the business contacts following the announcement of the decision to launch the Previous Takeover Offer and prior to the announcement of the decision to launch the Delisting Purchase Offer” (Section 8.1.3) and “Further agreements in the Interim Period” (Section 8.1.4) is incorporated herein by reference.
(b)   Significant Corporate Events.   The information set forth in the sections of the Offer Document entitled “MorphoSys Shares currently held by the Bidder or by persons acting jointly with the Bidder and their subsidiaries; attribution of voting rights” (Section 6.6), “Information about securities transactions” (Section 6.7), “Other relevant transactions” (Section 6.9), “Chronicle of the business contacts following the announcement of the decision to launch the Previous Takeover Offer and prior to the announcement of the decision to launch the Delisting Purchase Offer” (Section 8.1.3) and “Further agreements in the Interim Period” (Section 8.1.4) is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)   Purposes.   The information set forth in the sections of the Offer Document entitled “Background of the Offer” (Section 8) and “Intentions of the Bidder, Novartis Pharma and Novartis AG” (Section 9) is incorporated herein by reference.
(c)(1), (3)-(7)   Plans.   The information set forth in the sections of the Offer Document entitled “Summary of the Offer” (Section 3), “Possible future acquisitions of MorphoSys Shares” (Section 6.8), “Background of the Offer” (Section 8), “Intentions of the Bidder, Novartis Pharma and Novartis AG” (Section 9), “Financing of the Offer” (Section 14), “Excepted Effects of a Successful Offer on the Assets, Liabilities, Financial Position and Results of the Bidder and Novartis AG” (Section 15) and “Potential Effects for MorphoSys Securityholders Who Do Not Accept the Delisting Purchase Offer” (Section 16) is incorporated herein by reference.
(c)(2)   Not applicable.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)   Source of Funds.   The information set forth in the sections of the Offer Document entitled “Chronicle of the business contacts following the announcement of the decision to launch the Previous Takeover Offer and prior to the announcement of the decision to launch the Delisting Purchase Offer” (Section 8.1.3), “Delisting Agreement” (Section 8.2) and “Financing of the Offer” (Section 14) is incorporated herein by reference.
(b)   Conditions.   The information set forth in the sections of the Offer Document entitled “Chronicle of the business contacts following the announcement of the decision to launch the Previous Takeover Offer and prior to the announcement of the decision to launch the Delisting Purchase Offer” (Section 8.1.3), “Delisting Agreement” (Section 8.2) and “Financing of the Offer” (Section 14) is incorporated herein by reference.
(d)   Borrowed Funds.   The information set forth in the sections of the Offer Document entitled “Financing measures” (Section 14.3) and “Confirmation of Financing” (Section 14.4) is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   Securities Ownership.   The information set forth in the sections of the Offer Document entitled “MorphoSys Shares currently held by the Bidder or by persons acting jointly with the Bidder and their subsidiaries; attribution of voting rights” (Section 6.6) and “Expected Effects of a Successful Offer on the Assets, Liabilities, Financial Position and Results of the Bidder and Novartis AG” (Section 15) is incorporated herein by reference. To the knowledge of the Bidder and Novartis, none of the persons listed in the Sections entitled “Governing body” (Section 6.2) or “Bidder’s shareholder structure” (Section 6.3) of the Offer Document, or any associate and majority-owned subsidiary of those persons, beneficially own or have a right to acquire any MorphoSys Shares or any other equity securities of MorphoSys.
(b)   Securities Transactions.   The information set forth in the sections of the Offer Document entitled “Information about securities transactions” (Section 6.7), “Previous Takeover Offer” (Section 8.1.1) and “Chronicle of the business contacts following the announcement of the decision to launch the Previous Takeover Offer and prior to the announcement of the decision to launch the Delisting Purchase Offer” (Section 8.1.3) is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)   Solicitations or Recommendations.   The information set forth in the section of the Offer Document entitled “Fees and Expenses” (Section 23) is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b)    Not applicable.
Item 11.   Additional Information.
(a)(1)   Agreements, Regulatory Requirements and Legal Proceedings.   The description of the treatment of the Incentive Plans set forth in the section of the Offer Document entitled “Stock Option Programs / Equity Plans” (Section 7.2.3) and the description of the non-tender agreement by and between the Bidder and Novartis BidCo Germany AG, as well as the related Security Blockage Agreement, set forth in the section of the Offer Document entitled “Non-tender agreement and Security Blockage Agreement regarding MorphoSys Shares” (Section 8.3), which are qualified in their entirety by reference to the Non-tender agreement and Security Blockage Agreement, which are attached hereto as Exhibits (d)(2) and (d)(3), each incorporated herein by reference.
(a)(2), (3), (4)    Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the sections of the Offer Document entitled “Summary of the Offer” (Section 3), “Regulatory Approvals and Procedures” (Section 11), “No Offer Conditions” (Section 12) and “Potential Effects for MorphoSys Securityholders Who Do Not Accept the Delisting Purchase Offer” (Section 16) is incorporated herein by reference.
(a)(5)   Not applicable.
(c)   Other Material Information.   The information set forth in the Offer Document, the ADS Letter of Transmittal and the Declaration of Acceptance is incorporated herein by reference.
Item 12.   Exhibits.
Please refer to the information set forth under the heading “Exhibit Index.”
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2024
Novartis BidCo AG
By: /s/ David Quartner Name: David Quartner Title: As Attorney	/s/ Tariq Elrafie Name: Tariq Elrafie Title: As Attorney
Novartis AG
By: /s/ David Quartner Name: David Quartner Title: As Attorney	/s/ Tariq ElRafie Name: Tariq ElRafie Title: As Attorney

EXHIBIT INDEX
Index No.
(a)(1)(A)*	Offer Document, published July 4, 2024.
(a)(1)(B)*	Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(D)*	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(E)*	ADS Letter of Transmittal.
(a)(1)(F)*	Notice of Guaranteed Delivery.
(a)(1)(G)*	Summary Publication as published in the New York Times on July 4, 2024.
(a)(1)(H)*	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(I)*	Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)).
(a)(1)(J)	Power of Attorney for Novartis AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(J) of the Schedule TO filed by Novartis AG with the U.S. Securities and Exchange Commission on April 11, 2024).
(a)(1)(K)	Power of Attorney for Novartis BidCo AG, dated April 9, 2024 (incorporated by reference to Exhibit (a)(1)(K) of the Schedule TO filed by Novartis AG with the U.S. Securities and Exchange Commission on April 11, 2024).
(a)(5)(A)	Announcement pursuant to Section 23 para. 2 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated June 20, 2024 (English translation of document prepared in German only) (incorporated by reference to Exhibit 9 of the Schedule 13D/A filed by Novartis AG with the U.S. Securities and Exchange Commission on June 21, 2024).
(a)(5)(B)	Publication of the decision to launch a public delisting purchase offer (öffentliches Delisting-Erwerbsangebot) in accordance with Sec. 10 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) in conjunction with Sec. 39 para. 2 sentence 3 no. 1 of the German Stock Exchange Act (Börsengesetz), as published in the German Federal Gazette, dated June 20, 2024 (English translation of document prepared in German only) (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Novartis AG with the U.S. Securities and Exchange Commission on June 20, 2024).
(a)(5)(C)*	Announcement of availability of the Offer Document pursuant to Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisitions and Takeover Act, dated July 4, 2024.
(d)(1)*	Delisting Agreement between Novartis AG, Novartis BidCo AG and MorphoSys AG dated as of June 20, 2024.
(d)(2)*	Non-tender Agreement by and between Novartis BidCo AG and Novartis BidCo Germany AG dated as of June 26, 2024.
(d)(3)*	Security Blockage Agreement by and between Novartis BidCo AG, Novartis BidCo Germany AG and UBS Switzerland AG dated as of June 27, 2024.

Index No.
(d)(4)*	Shareholder Loan Facility Agreement by and between Novartis BidCo AG and MorphoSys AG dated as of June 20, 2024.
107*	Filing Fee Table

*
Filed herewith.